UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nuclear Management Company, LLC
NMC Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

	Page(s)
Financial Statements

NMC Savings and Retirement Plan
Report of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5	-	10

Supplemental Schedule:
Form 5500, Schedule H, Part IV – Line 4(i) – Schedule of Assets (Held at Year End) as of Dec. 31, 2018	11

Signatures	12

Exhibits
23.1 – Consent of Independent Registered Public Accounting Firm

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Nuclear Management Company, LLC
NMC Savings and Retirement Plan
Minneapolis, Minnesota

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Nuclear Management Company, LLC NMC Savings and Retirement Plan (the "Plan") as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at year end) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 26, 2019

We have served as the auditor of the Plan since 2013.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	Dec. 31, 2018	Dec. 31, 2017
Assets:
Investments at fair value:
General investments (Note 6)	$149,582,159	$160,416,399
Value of interest in Master Trust (Note 4 and 6)	3,464,298	3,537,891
Total value of investments	153,046,457	163,954,290

Receivables:
Xcel Energy contributions (Note 3)	1,196,890	1,253,879
Notes receivable from participants (Note 7)	926,478	1,082,629
Total receivables	2,123,368	2,336,508
Total assets	155,169,825	166,290,798

Net assets available for benefits	$155,169,825	$166,290,798

The accompanying notes are an integral part of the financial statements.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31
	2018	2017
Contributions:
Xcel Energy	$2,142,135	$2,223,408
Employee	2,958,679	2,875,273
Rollover	—	160,550
Total contributions	5,100,814	5,259,231

Investment income:
Plan interest in income from Master Trust (Note 4)	179,169	556,581
Interest and dividend income	1,979,464	2,529,295
Net (depreciation) appreciation in fair value of interest in registered investment companies, collective trusts, and self-directed brokerage accounts	(10,164,266)	19,694,185
Total investment income and contributions	(2,904,819)	28,039,292

Interest on notes receivable from participants	46,963	40,854

Benefits paid to participants	(8,200,671)	(6,407,401)
Administrative expenses (Note 1)	(62,446)	(61,274)

Net (decrease) increase in net assets available for benefits	(11,120,973)	21,611,471

Net assets available for benefits at beginning of year	166,290,798	144,679,327
Net assets available for benefits at end of year	$155,169,825	$166,290,798

The accompanying notes are an integral part of the financial statements.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

The following includes a brief description of the Nuclear Management Company, LLC NMC Savings and Retirement Plan (the Plan). Participants should refer to the Plan document or Summary Plan Description for more complete information.

General — The Plan is a defined contribution benefit plan which provides eligible employees of plan sponsor, Xcel Energy Inc., and its participating subsidiaries (Xcel Energy) the opportunity to contribute to a qualified retirement savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Xcel Energy contributes the employer matching contribution in cash. The participant deferrals and matching contributions are invested into one or more investment funds as elected by the participants.

Nuclear Management Company, LLC (NMC) was initially formed by Xcel Energy Inc., Wisconsin Energy Corporation, and Wisconsin Public Service Corporation, with Alliant Energy Corporation becoming an equal partner in November 1999 and Consumers Energy Company becoming an equal partner in January 2001.  NMC was formed to improve operational performance and sustain safety and reliability levels at its members’ six nuclear plant sites. All partners noted above, with the exception of Xcel Energy Inc., withdrew during 2005 through 2007 and are referred to as "former asset owners." NMC was then merged into a wholly owned subsidiary of Xcel Energy Inc. in 2007.

The Plan is subdivided into two main sections: the Savings component of the plan, which includes Xcel Energy match, employee Roth, pre-tax and pre-tax catch-up contributions; and the Retirement component of the plan which includes the NMC Retirement Contribution and the NMC Money Purchase Pension Plan Transfer Account.

Plan and Trust Management — The Plan administrator is Xcel Energy and has authority to control and manage the operation and administration of the Plan. Plan assets are held by a trustee under a trust agreement as adopted by Xcel Energy. The Plan's assets invested in Xcel Energy Inc. common stock are held in the Xcel Energy Stock Fund within the Master Trust. See Note 4 for further discussion. The Xcel Energy Stock Fund also hold an immaterial amount of cash equivalents for operational purposes. Individual participant accounts are valued daily based ont he current market value of each type of asset. The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plan.

Transfer of Plan Assets — Assets are typically transferred amongst plans when a participant moves from one benefit plan to another within Xcel Energy. In 2018 and 2017, the Plan did not receive or transfer participant assets.

Eligibility — All full-time and part-time employees who are part of a bargaining unit and whose collective bargaining agreement allows for participation in this Plan will be eligible for participation in the Plan on the first day of employment.

Former asset owner employees who elected to continue accruing benefits under the asset owner qualified defined benefit pension plan in lieu of the NMC Money Purchase Retirement Plan are not eligible to participate in the merged NMC Retirement Contribution portion of the Plan.  Former asset owners are those parties in interest, detailed above.

Effective Jan. 1, 2008, the Plan was amended to no longer permit non-bargaining nuclear operations employees to contribute to the Plan.  Effective Aug. 1, 2009, certain collective bargaining agreements excluded their respective bargaining nuclear operations employees from participation in the Plan.

Employee and Employer Contributions — Each plan allows participants to contribute a portion of their compensation as pre-tax, Roth 401(k) after-tax and allows for a discretionary employer matching contribution (see Note 3).

Vesting — Participants in the Savings component of the plan, employee contributions, matching contributions made by Xcel Energy and earnings are immediately vested. In the Retirement component of the plan, the employer retirement contribution is 100 percent vested on or after attaining age 65, death, total and permanent disability, or after three years of vesting service.

Distributions — Benefits related to the Savings Plan component of the plan may be distributed after termination of employment, disability or death (payable to the beneficiary) in the form of a single lump sum cash payment, direct rollover or periodic installments. Vested benefits related to the Retirement component of the plan may be distributed in the form of a single lump sum cash payment, direct rollover or periodic installments. Under the provisions of the Plan, distributions from the former NMC Money Purchase Retirement Plan account are required to be made in the form of an annuity unless the participant elects to receive this portion of their benefit in another form (with the consent of their spouse, if applicable).

Participant Accounts — Each participant’s account is credited with the participant’s contribution, Xcel Energy’s matching contribution, and Xcel Energy’s annual retirement contribution.

Forfeited Amounts — For the plan years ended Dec. 31, 2018 and 2017, Xcel Energy used $16,039 and $41,494, respectively, of forfeitures in the Retirement component of the plan to reduce employer contributions.

Plan Termination — While Xcel Energy expects to continue the Plan, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plan or any other benefit plan Xcel Energy may currently provide, at any time, in whole or in part, for whatever reason it deems appropriate, subject to collective bargaining obligations. If Xcel Energy were to terminate the Plan, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses — Xcel Energy pays certain administrative expenses of the Plan. Certain investment advisory, trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable. The Vanguard Brokerage Option account annual account maintenance fee, participant loan set-up fee, and annual loan maintenance fee are paid by the participant.

Xcel Energy Inc. Common Stock Dividends — Dividends paid on shares held in Xcel Energy Inc. common stock within the Master Trust are automatically reinvested in Xcel Energy Inc. common stock unless the participant elects to receive them as a taxable cash distribution.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value Measurements — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair values of money market funds are based on quoted net asset value, calculated as $1 per share, and thus are included in the Fair Value hierarchy as Level 1 investments (see Note 6). The fair values of mutual funds and Xcel Energy Inc. common stock are based on quoted market prices.

The self-directed brokerage option allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities. Within the self-directed brokerage accounts, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Common collective trusts include investments in retirement target date trusts, which have been assigned as Level 2, are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund. These assets did not have any unfunded commitments at Dec. 31, 2018 and 2017, and there are no restrictions on redemption.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as deemed distributions based on the terms of the Plan document.

Investments — The Plan’s net asset investments include money market funds, various mutual funds, collective trusts, a portion of the Master Trust, and self-directed brokerage accounts. Each participant elects the percentage of his or her account balance to be invested in each investment option. Investment income includes interest and dividends.  Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income is allocated to each fund based on the number of units in each fund. Security transactions are recognized on the trade date (the date the order to buy or sell is executed).

Income Recognition — The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit payments are recorded when paid.

Recently Issued Accounting Pronouncements

Master Trust Reporting — In February 2017, the Financial Accounting Standards Board (FASB) issued Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 967), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (Accounting Standards Update (ASU) No. 2017-06).  The amendments in this update state that for each master trust in which a plan holds an interest, a plan's interest in that master trust and any change in that interest are required to be presented in separate line items in the Statement of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits.  It also removes the requirement to disclose the percentage interest in master trust for plans with divided interest, but requires plans to disclose the dollar amount of their interest by investment type.  This guidance will be effective for fiscal years beginning after Dec. 15, 2018.  The Plan does not expect the adoption of ASU 2017-06 to have a material impact on the Plan's financial statements.

Recently Adopted Accounting Pronouncements

Classification and Measurement of Financial Instruments — In 2016, the FASB issued Recognition and Measurement of Financial Assets and Financial Liabilities, Subtopic 825-10 (ASU 2016-01), which eliminated the available-for-sale classification for marketable equity securities and also replaced the cost method of accounting for non-marketable equity securities with a model for recognizing impairments and observable price changes. Xcel Energy implemented the guidance on Jan. 1, 2018 and the adoption impacts were not material.

3.    PLAN FUNDING

Employee Contributions — For the Savings Plan, participants may elect to contribute up to 50 percent of their eligible earnings, on a pre-tax basis, Roth after-tax basis, or combination of both not to exceed 50 percent, up to $18,500 in 2018 and $18,000 in 2017. Participants who are age 50 and older during the Plan year may make additional pre-tax (catch-up) contributions up to $6,000 in each of 2018 and 2017. The Plan is required to make corrective distributions when the IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to participants during the subsequent year. The Plan does not offer automatic enrollment to newly hired/re-hired full-time or part-time bargaining employees.

Employer Contributions — For the Savings Plan, Xcel Energy provides for a matching contribution equal to 100 percent of the participant's first 3 percent of eligible compensation for the Plan year and 50 percent of of the next 2 percent of eligible compensation contributed to the plan.

For the Retirement Plan, Xcel Energy made an annual discretionary contribution equal to 5 percent of the participant’s eligible earnings (i.e., base salary), as of Dec. 31, 2018 in January 2019 and Dec. 31, 2017 in January 2018. To be eligible for a retirement contribution for the Plan year, the participant must be an eligible employee on December 31, or have terminated employment during the year due to retirement on or after age 55 with 10 years of vesting service, death, or disability.

4.    INTEREST IN MASTER TRUST

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statements of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

The Plan’s value of interest in the Master Trust was approximately 69,774 shares, or 0.88 percent, and 72,991 shares, or 0.81 percent at Dec. 31, 2018 and 2017, respectively. The Plan's interest in income from the Master Trust was 0.88 percent and 0.65 percent for the year ended Dec. 31, 2018 and 2017. The Plan has an undivided interest in each security in the Master Trust.

A summary of the net assets of the Master Trust as of Dec. 31, 2018 and 2017 is summarized below:

	2018	2017
Investment at fair value:
Xcel Energy Stock Fund	$391,470,404	$437,638,909

Value of interest in Master Trust	$3,464,298	$3,537,891

Master Trust income for the years ended Dec. 31, 2018 and 2017 is as follows:

	2018	2017
Total interest, dividend, and other income	$12,690,908	$13,569,579
Realized and unrealized gain in Xcel Energy Stock Fund	7,651,015	72,556,726
Total Master Trust net gain	$20,341,923	$86,126,305

Plan's interest in income from Master Trust	$179,169	$556,581

The Plan's interest in income from the Master Trust of $179,169 includes interest and dividend income of $110,334 and appreciation of $68,835 for the year ended Dec. 31, 2018. For the year ended Dec. 31, 2017, the Plan's interest in income from the Master Trust of $556,581 includes interest and dividend income of $96,378 and appreciation of $460,203.

5.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by a letter dated May 24, 2017, that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. Xcel Energy believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.    FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds and money market funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date. The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, as is the case with preferred stock and debt securities within the self-directed brokerage accounts. The collective trusts are not actively traded on an exchange.

Level 3 — Significant inputs to pricing have little or no observability as of the reporting date. The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following tables present, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis:

	Dec. 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual Funds	$46,394,646	$—	$—	$46,394,646
Collective Trusts	—	86,437,728	—	86,437,728
Self-Directed Brokerage Accounts	2,776,366	286,449	—	3,062,815
Money Market Funds	13,686,970	—	—	13,686,970
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	3,464,298	—	—	3,464,298
Total	$66,322,280	$86,724,177	$—	$153,046,457

	Dec. 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual Funds	$53,880,712	$—	$—	$53,880,712
Collective Trusts	—	90,904,648	—	90,904,648
Self-Directed Brokerage Accounts	2,744,494	230,225	—	2,974,719
Money Market Funds	12,656,320	—	—	12,656,320
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	3,537,891	—	—	3,537,891
Total	$72,819,417	$91,134,873	$—	$163,954,290

For the years ended Dec. 31, 2018 and 2017, there were no transfers in or out of Levels 1 or 2.

7.    NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from non-Roth after-tax and pre-tax contributions and earnings in their Savings Plan fund accounts any amount greater than $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates which are based on the prime rate plus 1 percent as of the first business day of the month in which each loan is approved, and stays in effect until the loan is repaid.  Interest rates at Dec. 31, 2018 were 4.25 percent to 6.25 percent with maturity dates through November 2037, while at Dec. 31, 2017 were 4.25 percent to 5.25 percent with maturity dates through November 2037. Principal and interest are paid ratably through payroll deductions and are credited to each participant's account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from the date of termination, unless the participant elects to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator. General purpose loans must be repaid within a five year period, and loans for the purchase of a principal residence have a maximum repayment period of 20 years. Participants may not borrow from their Retirement Plan fund accounts.

8.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include shares of Xcel Energy Inc. common stock.  On the Statement of Net Assets Available for Benefits, the value of interest in Master Trust includes dividends declared and payable to the Plan of $26,514 and $26,277 at Dec. 31, 2018 and 2017, respectively.

The Plan also invests in shares of mutual funds and collective trusts managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. The Plan incurred fees for investment management and recordkeeping services of $62,446 and $61,274 for the years ended Dec. 31, 2018 and 2017, respectively.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements to the net assets and net income per the Form 5500 as of Dec. 31, 2018 and 2017, and for the years ended Dec. 31, 2018 and 2017, as applicable:

	Dec. 31, 2018	Dec. 31, 2017
Net assets available for benefits per the financial statements	$155,169,825	$166,290,798
Deemed distributions of participant loans	(18,471)	(68,608)
Net assets per the Form 5500	$155,151,354	$166,222,190

	Dec. 31, 2018	Dec. 31, 2017
(Decrease) increase in net assets available for benefits per the financial statements	$(11,120,973)	$21,611,471
Deemed distributions activity	50,137	(6,433)
Net (loss) income per the Form 5500	$(11,070,836)	$21,605,038

Nuclear Management Company, LLC
NMC Savings and Retirement Plan
(EIN: 41-0448030) (Plan #012)

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of Dec. 31, 2018

Description		Investment Type	Cost	Current Value

*	Vanguard Institutional 500 Index Trust	Common/Collective Trust	**	$44,302,083
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	**	13,909,950
*	Vanguard Federal Money Market Fund	Money Market Fund	**	13,686,970
*	Vanguard Developed Markets Index Fund Institutional Plus Shares	Registered Investment Company	**	10,110,939
*	BlackRock Total Return Bond Fund; Class M	Common/Collective Trust	**	9,777,274
*	Vanguard Mid-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	**	7,485,295
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust	**	6,698,855
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	**	6,330,341
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust	**	5,666,967
*	Vanguard Institutional Total Bond Market Index Trust	Common/Collective Trust	**	5,449,158
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	**	3,959,873
*	Plan's Interest in Master Trust	Master Trust	**	3,464,298
*	Self-Directed Brokerage Accounts	Vanguard Brokerage Option	**	3,062,815
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust	**	2,560,547
*	Vanguard Target Retirement Income Trust I	Common/Collective Trust	**	2,305,156
*	Vanguard Target Retirement 2015 Trust I	Common/Collective Trust	**	2,251,988
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust	**	2,134,501
*	Vanguard Emerging Markets Stock Index Fund: Institutional Shares	Registered Investment Company	**	2,127,011
*	Vanguard Target Retirement 2040 Trust I	Common/Collective Trust	**	1,735,752
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust	**	1,716,763
*	Vanguard Value Index Fund Institutional Shares	Registered Investment Company	**	1,558,628
*	Vanguard Target Retirement 2050 Trust I	Common/Collective Trust	**	973,410
*	Vanguard Inflation-Protected Securities Fund Institutional Shares	Registered Investment Company	**	912,609
*	Vanguard Target Retirement 2055 Trust I	Common/Collective Trust	**	509,460
*	Vanguard Target Retirement 2060 Trust I	Common/Collective Trust	**	355,814
	Total Investments			$153,046,457
*	Notes receivable from participants, less deemed distributions — Interest rates from 4.25% - 6.25%, maturing 2019-2037		**	$857,870
*	Party in Interest
**	Historical cost is not required for participant-directed funds.

See accompanying Report of Independent Registered Public Accounting Firm

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 26, 2019.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN

By	/s/ Jeffrey S. Savage
Senior Vice President, Controller
Member, Pension Trust Administration Committee